Exhibit 99.1

ARC Resources Ltd. Reports Third Quarter 2011 Results

CALGARY, Nov. 2, 2011 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC") is pleased to report its third quarter operating and financial results. Third quarter production was a record 85,178 boe per day, funds from operations were $213.5 million ($0.74 per share) and net income was $120.8 million ($0.42 per share).  The Board of Directors approved an increase to the 2011 capital expenditure budget to $730 million.  The related unaudited Condensed Consolidated Financial Statements and Notes, as well as Management's Discussion and Analysis ("MD&A"), are available on ARC's website at www.arcresources.com and on SEDAR at www.sedar.com.

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010 (1)	2011	2010 (1)
FINANCIAL
(Cdn$ millions, except per share and per boe amounts)
Funds from operations (2)	213.5	167.7	617.6	486.5
Per share (3)	0.74	0.63	2.15	1.89
Net income	120.8	90.3	336.0	299.0
Per share (3)	0.42	0.34	1.17	1.18
Operating income (4)	68.2	62.8	217.4	189.0
Per share (3)	0.24	0.23	0.76	0.73
Dividends	86.2	80.3	257.5	230.6
Per share (3)	0.30	0.30	0.90	0.90
Capital expenditures	229.3	159.5	531.0	431.8
Net debt outstanding (5)	870.1	871.1	870.1	871.1
Shares outstanding, weighted average and diluted (6)	287.1	268.0	286.0	257.7
Shares outstanding, end of period	287.7	283.1	287.7	283.1
OPERATING
Production
Crude oil (bbl/d)	26,024	26,959	26,716	27,315
Condensate (bbl/d)	2,009	1,689	1,996	1,422
Natural gas (mmcf/d)	327.4	275.0	295.5	234.9
Natural gas liquids (bbl/d)	2,584	3,001	2,555	2,449
Total (boe/d) (7)	85,178	77,483	80,517	70,337
Average prices
Crude oil ($/bbl)	85.97	71.07	88.31	73.10
Condensate ($/bbl)	92.85	73.51	94.17	76.88
Natural gas ($/mcf)	3.88	3.79	3.99	4.39
Natural gas liquids ($/bbl)	47.90	35.41	46.56	39.86
Oil equivalent ($/boe)	44.83	41.14	47.75	45.98
Operating netback ($/boe)
Commodity and other sales	44.89	41.19	47.83	46.06
Transportation costs	(1.24)	(1.07)	(1.20)	(1.11)
Royalties	(6.90)	(6.51)	(7.05)	(7.59)
Operating costs	(10.13)	(9.31)	(9.81)	(9.98)
Netback before hedging	26.62	24.30	29.77	27.38
Hedging gain (loss) (8)	4.13	3.09	2.16	2.07
Netback after hedging	30.75	27.39	31.93	29.45
TRADING STATISTICS (9)
High price	26.23	21.11	28.67	22.89
Low price	19.81	18.77	19.81	18.77
Close price	22.56	20.55	22.56	20.55
Average daily volume (thousands)	1,108	1,160	1,245	1,163

(1)
Beginning January 1, 2011, all Canadian publicly accountable enterprises are required to prepare their financial statements using International Financial Reporting Standards ("IFRS").  Accordingly, ARC has prepared its unaudited Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2011 under IFRS and has restated its unaudited Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2010 to comply with IFRS.  See Note 16, "Explanation of Transition to International Financial Reporting Standards" in the unaudited Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2011 for information on ARC's transition to IFRS and a reconciliation of its affected financial information.

(2)
Funds from operations is not a recognized performance measure under Generally Accepted Accounting Principles ("GAAP") and does not have a standardized meaning prescribed by GAAP.  Historically, management disclosed cash flow from operating activities.  Funds from operations has been presented herein for comparative purposes.  See the "Non-GAAP Measures" section in the MD&A for the three and nine months ended September 30, 2011 and 2010 for a reconciliation of net income to funds from operations.

(3)
Upon conversion to a corporation, ARC trust units were exchanged for common shares.  In all cases, the term per share can be interpreted as per unit prior to December 31, 2010.  Per share amounts (with the exception of dividends) are based on diluted shares.

(4)
Operating income is a non-GAAP measure, which adjusts net income for significant items that are not indicative of operating performance and that management believes reduces the comparability of the financial performance between periods.  See "Operating Income" section in this news release for a reconciliation of operating income to net income for the three and nine months ended September 30, 2011.

(5)
Net debt is not a recognized performance measure under GAAP and does not have a standardized meaning prescribed by GAAP.  Net debt is defined as long-term debt plus working capital deficit plus unrealized losses on risk management contracts related to prior production periods.  Working capital deficit is calculated as current liabilities less the current assets as they appear on the Consolidated Balance Sheets, and excludes current unrealized amounts pertaining to risk management contracts, assets held for sale, asset retirement obligations contained within liabilities directly associated with assets held for sale and liabilities associated with exchangeable shares.

(6)
Based on weighted average shares plus the dilutive impact of share options outstanding during the period. See Note 12 "Shareholders' Capital" in the unaudited Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2011.

(7)
Boe may be misleading, particularly if used in isolation.  In accordance with NI 51-101, a boe conversion ratio of 6 Mcf : 1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(8)	Includes cash gains (losses) on risk management contracts and unrealized losses on annually settled call contracts relating to prior production periods.
(9)	Trading prices are stated in Canadian dollars and based on intra-day trading.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

Third quarter production volumes were a record 85,178 boe per day, 10 per cent higher than in the third quarter of 2010 and up three per cent relative to the second quarter of 2011.  Strong oil prices, augmented by gains on ARC's crude oil and natural gas hedges, had a positive impact on net income and funds from operations in the third quarter.  Net income increased 34 per cent in the third quarter and funds from operations increased 27 per cent relative to 2010.  ARC maintained a strong balance sheet with low debt levels and an extended four year credit facility with significant credit capacity available.

•
ARC's third quarter production was a record 85,178 boe per day, 10 per cent higher than the third quarter of 2010 and a three per cent increase relative to the second quarter of 2011. Production downtime attributed to flooding and forest fires in the second quarter was resolved and all production was back on-stream throughout the third quarter. Approximately 450 barrels per day of oil production was shut-in throughout the third quarter due to pipeline restrictions in northern Alberta, all production was back on-stream early in the fourth quarter.  Year-to-date 2011 production averaged 80,517 boe per day, a 14 per cent increase from 2010 due to a successful drilling program and incremental production attributed to the acquisition of Storm Exploration Inc. ("Storm") in August 2010, offset by the sale of 3,400 boe per day of producing properties in January 2011. Full year 2011 production volumes are on target to average 82,000 - 83,000 boe per day and exit production is expected to be greater than 90,000 boe per day.

•
Third quarter production consisted of 36 per cent crude oil and liquids and 64 per cent natural gas. The increase in natural gas production is attributed to the 60 mmcf per day Dawson Phase 2 gas plant, which came on-stream in the second quarter of 2011. While oil and liquids production represented 36 per cent of third quarter production, it contributed approximately 67 per cent of sales revenue due to the strength of crude prices relative to natural gas prices.  ARC will continue to exploit oil and liquids opportunities in 2011 and 2012 to capitalize on the near-term strength of crude prices.  ARC's diversified production portfolio and an active hedging program serve to mitigate the impact of the low natural gas price environment.

•
Funds from operations of $213.5 million ($0.74 per share) in the third quarter of 2011 were up 27 per cent from $167.7 million ($0.63 per share) in the third quarter of 2010.  Year-to-date 2011 funds from operations of $617.6 million ($2.15 per share) were up 27 per cent relative to the same period of 2010.  Higher third quarter funds from operations were attributed to higher production volumes and crude oil prices and increased gains on ARC's commodity hedging program.

•
Net income was $120.8 million ($0.42 per share) in the third quarter of 2011, up 34 per cent from $90.3 million ($0.34 per share) in the third quarter of 2010.  Year-to-date net income was $336 million ($1.17 per share), a 12 per cent increase from 2010.  Third quarter and year-to-date net income increased due to unrealized mark-to-market ("MTM") gains on risk management contracts, partially offset by unrealized foreign exchange losses on revaluation of ARC's U.S. dollar denominated debt balance and a property impairment attributed to the decline in future natural gas prices in the quarter. Higher deferred tax expense, resulting from the conversion from a trust to a corporation, had a negative impact on third quarter and year-to-date net income.

•
Operating income was $68.2 million ($0.24 per share) in the third quarter of 2011, a nine per cent increase from operating income of $62.8 million ($0.23 per share) in the third quarter of 2010.  Year-to-date 2011 operating income was $217.4 million ($0.76 per share), up 15 per cent from 2010. The increase in third quarter and year-to-date operating income was due to higher volumes and higher netbacks attributed to increased crude oil prices.

•
ARC's total realized price of $44.83 per boe in the third quarter of 2011 was up nine per cent from the $41.14 per boe in the third quarter of 2010.  Crude oil prices averaged $85.97 per barrel in the third quarter, an increase of 21 per cent relative to 2010 prices.  Natural gas prices, still depressed by high inventory levels and increased natural gas production in the United States, were up an average of two per cent relative to 2010 levels to $3.88 per mcf in the third quarter.  ARC's year-to-date realized price of $47.75 per boe was up four per cent relative to 2010 due to a 21 per cent increase in average crude oil prices, which was partially offset by a nine per cent decrease in natural gas prices.

•
ARC realized cash hedging gains of $40.4 million on crude oil and natural gas hedges in the third quarter.   ARC realized a cash gain of $26.8 million on natural gas hedges as 53 per cent of third quarter natural gas production was hedged at an average floor price of Cdn$5.31 per mcf, well above the average third quarter market price of Cdn$4.05 per mcf.  ARC realized a $10.4 million cash gain on crude oil hedges, primarily due to the unwinding of a 2012 US$102 per barrel crude oil hedge on 2,000 barrels per day during the third quarter.  Third quarter and year-to-date cash hedging gains were offset by unrealized losses of $4.8 million and $38.1 million, respectively on crude oil annually settled call contracts resulting in net hedging gains of $35.6 million ($4.56 per boe) and $53.6 million ($2.44 per boe), respectively, for the third quarter and year-to-date.   The decline in crude oil forward prices at the end of the third quarter resulted in an unrealized MTM hedging gain of $138.3 million in the quarter.

•
ARC has protected the price on 20,000 barrels per day, approximately 60 per cent of expected fourth quarter oil and liquids production within the range of US$84 to US$90 per barrel.  For 2012, ARC has hedged 16,000 barrels per day, approximately 45 per cent of estimated 2012 oil and liquids production, at an average floor price of US$90 per barrel.  Approximately 169 mmcf per day (50 per cent) and 77 mmcf per day (25 per cent) of natural gas production for the fourth quarter of 2011 and full year 2012 is protected at average floor prices of $5.45 per mcf and $4.65 per mcf, respectively.   ARC hedged additional crude oil volumes in 2013.

•
Capital expenditures for the third quarter totaled $229.3 million resulting in year-to-date capital expenditures of $531 million.  ARC drilled 42 gross operated oil wells and seven gross operated natural gas wells with a 100 per cent success rate during the third quarter, bringing total wells drilled to 87 gross operated oil wells and 29 gross operated natural gas wells with a 100 per cent success rate for the first nine months of 2011. Third quarter capital activities ramped up following second quarter delays due to flooding and forest fires.  Year-to-date capital spending includes $71 million for purchases of predominately oil-prone lands in and around our core areas.  ARC's Board of Directors approved an increase in full year 2011 capital spending to approximately $730 million. The increase is attributed to previously unbudgeted crown land purchases and the acceleration of certain oil and liquids projects. ARC will continue to focus on oil and liquids-rich opportunities at Ante Creek, Pembina, Goodlands and Parkland and staged development of the Montney natural gas opportunities in northeast British Columbia.

•
ARC renegotiated and extended its syndicated revolving credit facility to a four year term during the third quarter.  Borrowing costs under the credit facility decreased relative to previous levels with credit spreads ranging from 160 basis points to 325 basis points depending on ARC's ratio of debt to net income before non-cash items and interest expense. ARC has total credit capacity of $1.6 billion, total borrowings of $682 million and a working capital deficit of $188 million, leaving approximately $725 million of total available credit capacity.  Net debt to annualized year-to-date funds from operations ratio was 1.1 times and net debt was approximately 12 per cent of ARC's total capitalization at the end of the third quarter; both well within ARC's target levels.

•
ARC declared and paid a dividend of $0.30 per share to shareholders for the third quarter of 2011 and has confirmed a dividend of $0.10 per share to shareholders for October 2011 to be paid on November 15, 2011.  ARC has conditionally declared a dividend of $0.10 per share, payable monthly for November 2011, December, 2011 and January, 2012, subject to confirmation by monthly news release and subject to any further resolution of the Board of Directors.  Including payments through October 15, ARC has maintained the current monthly dividend level of $0.10 per share for a period of 29 months.

•
ARC's board of directors has approved a $760 million capital program for 2012. Additional details can be found in the November 2, 2011 news release titled "ARC Resources Ltd. announces a $760 million capital budget for 2012, which includes a 12 per cent production growth target" filed on SEDAR at www.sedar.com.

•
ARC is pleased to announce it has been named to the 2011 Carbon Disclosure Leadership Index ("CDLI") in recognition of its leadership in such disclosure.  It is the fourth consecutive year ARC has been included in the CDLI.  ARC is one of 20 Canadian companies to be included, and one of four energy companies. The Carbon Disclosure Leadership Index is compiled by the Carbon Disclosure Project, which represents 551 investors and $71 trillion in assets.

ORGANIZATIONAL UPDATE

ARC is pleased to announce the appointment of Cam Kramer to the position of Senior Vice President, Operations.   Mr. Kramer has over 20 years of experience in the North American oil and gas business. Prior to joining ARC Resources Ltd. in 2011, Mr. Kramer worked with a major oil and gas company as Senior Vice-President, North American Operations. Mr. Kramer brings a broad background in operations and leadership. He holds a B.Sc. in Chemical and Petroleum Engineering from the University of Calgary and is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

FINANCIAL REVIEW

The positive financial impact of record production volumes and higher oil prices was partially offset by continued low natural gas prices during the third quarter. ARC exited the quarter with a strong balance sheet due to strong year-to-date funds from operations and the receipt of $170 million of proceeds from the sale of properties in the first quarter of 2011.  ARC maintained a dividend of $0.30 per share in the third quarter of 2011.

Funds from operations

ARC's third quarter funds from operations of $213.5 million ($0.74 per share) were up 27 per cent compared to the third quarter of 2010 funds from operations of $167.7 million ($0.63 per share).  Third quarter sales increased 20 per cent due to a 10 per cent increase in third quarter production and a nine per cent increase in realized price relative to 2010.  Cash gains of $40.4 million on ARC's commodity hedging program positively impacted third quarter funds from operations in the quarter ($25.3 million cash gain in 2010).

Year-to-date 2011 funds from operations of $617.6 million ($2.15 per share) were up 27 per cent compared to the funds from operations of $486.5 million ($1.89 per share) for the same period of 2010.  The increase in year-to-date funds from operations was due to the 14 per cent increase in production and four per cent increase in realized prices.  Year-to-date cash gains of $91.7 million on ARC's commodity hedging program positively impacted funds from operations in 2011 ($45.4 million cash gain in 2010).

Third quarter and year-to-date 2011 funds from operations were reduced by $4.8 million and $38.1 million, respectively, for unrealized losses on crude oil annually settled call contracts pertaining to contracted volumes in the third quarter and first nine months of 2011.

Following is a reconciliation of net income to funds from operations for the third quarter and first nine months of 2011 and 2010.

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
Net income	120.8	90.3	336.0	299.0
Adjusted for the following non-cash items:
Depletion, depreciation and amortization	158.9	100.8	331.1	270.8
Accretion of asset retirement obligation	3.3	3.1	10.1	9.2
Deferred tax expense	46.4	0.9	114.4	20.3
Unrealized gain on risk management contracts	(138.3)	(23.8)	(63.7)	(114.1)
Foreign exchange loss (gain) on revaluation of debt	31.3	(13.4)	19.1	(11.9)
Gain on disposal of petroleum and natural gas properties	(4.8)	-	(92.7)	-
Unrealized losses on risk management contracts relating to January through September 2011 production (1)	(4.8)	-	(38.1)	-
Other	0.7	9.8	1.4	13.2
Funds from operations	213.5	167.7	617.6	486.5
Funds from operations per share	$0.74	$0.63	$2.15	$1.89

(1)
Unrealized losses on crude oil annually settled call contracts pertaining to third quarter and year-to-date contracted volumes.  The annually settled call contracts are commodity price risk management contracts, which pertain to production periods spanning the entire calendar year but that are cash settled at the end of the year based on the annual average benchmark crude oil price.  The portion of total losses on these contracts that relates to production periods for the three and nine months ended September 30, 2011, have been applied to reduce funds from operations in order to more appropriately reflect the funds from operations generated during the period after the effect of all contracts used for economic hedging in the period, regardless of the timing of cash settlement.

The following table details the items contributing to the change in funds from operations for the third quarter and first nine months of 2011 relative to 2010.

	Three Months Ended September 30		Nine Months Ended September 30
	$ millions	$ per share	$ millions	$ per share
Funds from operations - 2010	167.7	0.63	486.5	1.89
Volume variance
Crude oil and liquids	(6.4)	(0.02)	1.6	0.01
Natural gas	18.4	0.07	72.7	0.28
Price variance
Crude oil and liquids	43.5	0.16	125.0	0.48
Natural gas	2.7	0.01	(32.3)	(0.13)
Realized gains on risk management contracts	15.1	0.06	46.3	0.18
Unrealized losses on risk management contracts relating to January through September 2011 production (1)	(4.8)	(0.02)	(38.1)	0.15)
Royalties	(7.7)	(0.03)	(9.2)	(0.04)
Expenses:
Operating and transportation	(15.1)	(0.06)	(29.1)	(0.11)
General and administrative	(2.8)	(0.01)	(8.1)	(0.03)
Interest	3.0	0.01	2.3	0.01
Realized foreign exchange gain	(0.1)	-	-	-
Diluted shares	-	(0.06)	-	(0.24)
Funds from operations - 2011	213.5	0.74	617.6	2.15

(1)
Unrealized losses on crude oil annually settled call contracts pertaining to third quarter and year-to-date contracted volumes.  The annually settled call contracts are commodity price risk management contracts, which pertain to production periods spanning the entire calendar year but that are cash settled at the end of the year based on the annual average benchmark crude oil price.  The portion of total losses on these contracts that relates to production periods for the three and nine months ended September 30, 2011, have been applied to reduce funds from operations in order to more appropriately reflect the funds from operations generated during the period after the effect of all contracts used for economic hedging in the period, regardless of the timing of cash settlement.

Operating Netbacks

ARC's operating netback, before hedging, increased 10 per cent to $26.62 per boe in the third quarter of 2011 compared to $24.30 per boe in the same period of 2010. The increase in pre-hedging netbacks is primarily due to the increase in crude oil prices.   After hedging, ARC's third quarter netback was $30.75 per boe, a 12 per cent increase from the same period in 2010. The third quarter 2011 netback includes net gains recorded on ARC's crude oil and natural gas risk management contracts during the quarter of $32.4 million ($4.13 per boe) compared to a net gain of $22 million ($3.09 per boe) recorded for the same period in 2010.  ARC's year-to-date 2011 netback after hedging was $31.93 per boe, an eight per cent increase from the same period in 2010 due primarily to higher crude oil prices.

ARC's 2011 third quarter and year-to-date total corporate royalty rates decreased to 15.4 per cent and 14.7 per cent, respectively compared to 15.8 per cent and 16.5 per cent, respectively in 2010.  The higher proportion of natural gas production, low natural gas prices and changes to provincial royalty regimes resulted in lower total corporate royalty rates relative to 2010.

Third quarter operating costs increased nine per cent to $10.13 per boe relative to 2010.  Higher operating costs were primarily attributed to significantly higher power costs with Alberta Power Pool prices averaging $95/MWh during the third quarter of 2011 compared to $35/MWh in the third quarter of 2010.  Operating costs of $9.81 per boe for the first nine months of 2011 were slightly lower than 2010 due to the sale of higher cost properties in the first quarter of 2011 and a higher proportion of low cost natural gas production in 2011 offset by higher average power costs in 2011.

The following table details components of operating netbacks for the third quarter and first nine months of 2011.

Netbacks - Q3	Crude Oil ($/bbl)	Heavy Oil ($/bbl)	Condensate ($/bbl)	Natural Gas ($/mcf)	NGL ($/bbl)	Q3 2011 Total ($/boe)	Q3 2010 Total ($/boe)
Average sales price	86.66	65.87	92.85	3.88	47.90	44.83	41.14
Other	-	-	-	-	-	0.06	0.05
Total sales	86.66	65.87	92.85	3.88	47.90	44.89	41.19
Royalties	(14.99)	(8.60)	(26.59)	(0.36)	(13.72)	(6.90)	(6.51)
Transportation	(0.75)	(1.79)	(0.18)	(0.26)	(0.39)	(1.24)	(1.07)
Operating costs (1)	(16.83)	(18.72)	(8.26)	(1.16)	(11.38)	(10.13)	(9.31)
Netback before hedging	54.09	36.76	57.82	2.10	22.41	26.62	24.30
Hedging gain (loss) (2)	2.42	-	-	0.89	-	4.13	3.09
Netback after hedging	56.51	36.76	57.82	2.99	22.41	30.75	27.39

Netbacks - YTD	Crude Oil ($/bbl)	Heavy Oil ($/bbl)	Condensate ($/bbl)	Natural Gas ($/mcf)	NGL ($/bbl)	YTD 2011 Total ($/boe)	YTD 2010 Total ($/boe)
Average sales price	89.90	70.94	94.17	3.99	46.56	47.75	45.98
Other	-	-	-	-	-	0.08	0.08
Total sales	89.90	70.94	94.17	3.99	46.56	47.83	46.06
Royalties	(15.43)	(8.44)	(25.37)	(0.27)	(12.34)	(7.05)	(7.59)
Transportation	(0.56)	(1.80)	(0.28)	(0.27)	(0.39)	(1.20)	(1.11)
Operating costs (1)	(15.82)	(15.71)	(5.29)	(1.12)	(10.95)	(9.81)	(9.98)
Netback before hedging	57.09	44.99	63.23	2.33	22.88	29.77	27.38
Hedging gain (loss) (2)	(3.90)	-	-	0.93	-	2.16	2.07
Netback after hedging	53.19	44.99	63.23	3.26	22.88	31.93	29.45

(1)
Operating expenses are composed of direct costs incurred to operate oil and gas wells. A number of assumptions have been made in allocating these costs between oil, heavy oil, condensate, natural gas and natural gas liquids production.

(2)
Hedging gain (loss) includes realized cash gain (loss) on risk management contracts including the settlement amounts for crude oil and natural gas contracts and unrealized  loss on risk management contracts relating to third quarter and first nine months of 2011 of $4.8 million and $38.1 million, respectively. Foreign exchange, power and interest contracts are excluded from the netback calculation.

Net Income

Net income increased 34 per cent in the third quarter of 2011 to $120.8 million ($0.42 per share) from $90.3 million ($0.34 per share) in the third quarter of 2010.  Third quarter net income included a $138.3 million unrealized MTM gain on risk management contracts, predominantly attributed to crude oil contracts wherein the crude oil futures price declined at the end of the third quarter relative to the second quarter ($23.8 million unrealized MTM gain in 2010).  Net income was reduced by $31.3 million for an unrealized foreign exchange loss, which resulted from the revaluation of U.S. denominated debt balances caused by the devaluation of the Canadian dollar during the quarter ($13.4 million unrealized foreign exchange gain in 2010).

Year-to-date 2011 net income of $336 million ($1.17 per share) was up 12 per cent from net income of $299 million ($1.18 per share) in 2010.  Net income included a $63.7 million unrealized MTM gain on risk management contracts ($114.1 million unrealized MTM gain in 2010) and a $92.7 million gain on disposal of producing properties (nil 2010).  Net income was reduced by $19.1 million for an unrealized foreign exchange loss attributed to revaluation of U.S. denominated debt balances caused by the devaluation of the Canadian dollar during 2011 ($11.9 million unrealized foreign exchange gain in 2010).

Third quarter and year-to-date 2011 net income was reduced by $45.1 and $16.6 million, respectively, for a property impairment due to the decline in future natural gas prices during the period in accordance with International Financial Reporting Standards ("IFRS") (nil impairment in 2010).  Under IFRS, an impairment is recorded when the property's recoverable value, based on future prices, is less than its carrying value.  If the recoverable value increases in a subsequent period, a recovery of the impairment may be recorded up to the previous carrying value of the property less applicable depletion charges.

As a result of converting from a trust structure to a corporation in January 2011, ARC recorded higher deferred tax expense in the third quarter and first nine months of 2011.

Operating Income

Third quarter operating income was $68.2 million ($0.24 per share), up nine per cent from $62.8 million ($0.23 per share) in the third quarter of 2010.  Year-to-date 2011 operating income of $217.4 million ($0.76 per share) increased 15 per cent relative to 2010.  The increase in third quarter and year-to-date operating income was primarily due to higher production in 2011 and higher netbacks attributed to increased crude oil prices and higher hedging gains in 2011.

Following is a summary of operating income for the third quarter and first nine months of 2011 and 2010.

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
Net income	120.8	90.3	336.0	299.0
Add (deduct) non-operating items, net of tax:
Unrealized (gain) loss on risk management contracts relating to future production periods	(103.7)	(22.3)	(47.7)	(106.9)
Unrealized loss on risk management contracts relating the third quarter and first nine months of 2011 (1)	(3.6)	-	(28.5)	-
Unrealized (gain) loss on foreign exchange	23.4	(12.5)	14.3	(11.1)
(Gains) on disposal of petroleum and natural gas properties	(3.6)	-	(69.4)	-
Impairment of property, plant and equipment	33.8	-	12.5	-
Unrealized gain on short-term investment	0.9	(0.8)	0.2	(0.8)
(Gain) loss on revaluation of exchangeable shares	-	8.1	-	8.8
Operating Income - $ millions (1)	68.2	62.8	217.4	189.0
Operating Income - $ per share (1)	$0.24	$0.23	$0.76	$0.73

(1)
Unrealized losses on crude oil annually settled call contracts pertaining to third quarter and year-to-date contracted volumes.  The annually settled call contracts are commodity price risk management contracts, which pertain to production periods spanning the entire calendar year but that are cash settled at the end of the year based on the annual average benchmark crude oil price.  The portion of total losses on these contracts that relates to production periods for the three and nine months ended September 30, 2011, have been applied to reduce funds from operations in order to more appropriately reflect the funds from operations generated during the period after the effect of all contracts used for economic hedging in the period, regardless of the timing of cash settlement.

(2)
Operating income is not a recognized performance measure under GAAP and does not have a standardized meaning prescribed by GAAP.  The term "operating income" is defined as net income excluding the impact of after-tax loss on unrealized gains and losses on risk management contracts, after-tax unrealized gains and losses on foreign exchange, after-tax gains and losses on short-term investments, after-tax gains and losses on revaluation of exchangeable shares, after-tax impairment (recovery) on property, plant and equipment, after-tax gains on disposal of petroleum and natural gas properties and the effect of changes in statutory income tax rates.  ARC believes that adjusting net income for these non-operating items presents a better measure of financial performance that is more comparable between periods.  The most directly comparable measure of operating income calculated in accordance with GAAP is net income.

Debt Management

ARC closed the third quarter with a strong balance sheet with net debt to total capitalization of 12 per cent. Net debt to annualized funds from operations was 1.1 times, within the range of ARC's targeted limit of 1.0 - 1.5 times.  Debt levels decreased slightly relative to year-end 2010 levels as a result of strong funds from operations and proceeds of $170 million from property sales early in 2011.

ARC successfully renegotiated and extended its syndicated revolving credit facility to a four year term through to August 2015 during the third quarter. ARC's total credit capacity is unchanged at $1.6 billion, consisting of the $1 billion revolving credit facility and $570 million of private notes. Borrowing costs under the new credit facility have decreased relative to previous levels with credit spreads ranging from 160 basis points to 325 basis points depending on ARC's ratio of debt to net income before non-cash items and interest expense.

At September 30, ARC had borrowings of $226 million under the credit facility, $456 million of private notes and a working capital deficit of $188 million, leaving approximately $725 million of total available credit capacity.   Approximately 67 per cent of outstanding debt is fixed-rate with a weighted average remaining term of 5.5 years.

ARC expects to finance its 2011 and 2012 capital programs with funds from operations, proceeds from the Dividend Re-investment Plan ("DRIP"), the existing credit capacity and proceeds from rationalization of minor assets.

Risk Management

ARC maintains a risk management program to reduce the volatility of sales, increase the certainty of cash flows and to protect acquisition and development economics.  ARC currently limits the amount of total forecast production that can be hedged to a maximum 55 per cent over the next two years with the remaining 45 per cent of production being sold at market prices.   ARC's hedging policy allows for further hedging on volumes associated with new production arising from specific capital projects and acquisitions with approval of the Board.

ARC realized cash hedging gains of $40.4 million in the third quarter and $91.7 million for the first nine months of 2011 on commodity hedges.  ARC unwound a 2012 US$102 per barrel crude oil hedge on 2,000 barrels per day, recognizing a gain of $10.7 million in the third quarter of 2011.  ARC realized cash gains on natural gas hedging contracts in the third quarter as 53 per cent of third quarter natural gas production was hedged at an average floor price of CDN$5.31 per mcf, well above the average market price of CDN$4.05 per mcf.  Third quarter and year-to-date cash hedging gains were offset by unrealized losses of $4.8 million and $38.1 million, respectively, on crude oil annually settled call contracts to arrive at net hedging gains of $35.6 million ($4.56 per boe) and $53.6 million ($2.44 per boe), respectively, for the third quarter and year-to-date.   Unlike the majority of ARC's risk management contracts that are settled monthly, these annually settled call contracts, which relate to production throughout 2011, will be cash-settled in their entirety in January 2012 based on the annual average price.

Floor prices on crude oil and natural gas hedged volumes for 2011 through 2013 provide a level of certainty on ARC's ability to execute its business plan over the next two years.  Given the significant contribution of ARC's crude oil and natural gas liquids production to total sales and funds from operations, ARC management recognizes the risk associated with an unanticipated reduction in crude oil pricing.  Accordingly, ARC has protected the selling price on a portion of crude oil production by establishing crude oil floor and ceiling prices through 2013.  Likewise, ARC has partially mitigated the weak outlook for natural gas prices by establishing floor prices on a portion of natural gas production through 2013.  In total, ARC currently has hedged approximately 50 per cent, 30 per cent, and less than five per cent of total production for 2011, 2012 and 2013, respectively, as summarized in the table below. For a complete listing and terms of ARC's hedging contracts, see Note 11 "Risk Management Contracts" in the unaudited Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2011.

Hedge Positions Summary (1) As at September 30, 2011	October - December 2011		2012		2013
Crude Oil (2)	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Bought Call	-	-	115.00	9,000	-	-
Sold Call	88.91	20,000	90.00	16,000	110.00	2,000
Bought Put	83.91	20,000	90.00	16,000	90.00	2,000
Sold Put	60.43	12,000	63.93	14,000	-	-
Natural Gas (3)	Cdn$/mcf	mcf/day	Cdn$/mcf	mcf/day	Cdn$/mcf	mcf/day
Sold Call	5.64	149,749	4.65	76,680	-	-
Bought Put	5.45	168,911	4.65	76,680	-	-

(1)
The prices and volumes noted above represent averages for several contracts and the average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts.  Viewing the average price of a group of options is purely for indicative purposes.

(2)
For 2011 and 2012, all put positions settle against the monthly average WTI price, providing protection against monthly volatility.  Calls have been sold against either the monthly average or the annual average WTI price.  For annual sold calls, volumes are based on full year and ARC will only have a negative settlement if prices average above the strike price for an entire year, providing ARC with greater potential upside price participation for individual months.

(3)
The natural gas price shown translates all NYMEX positions to an AECO equivalent price based on offsetting basis positions and the period end exchange rate.  The equivalent hedged NYMEX price would be a floor of $5.73 per mmbtu and a ceiling of $5.92 per mmbtu for 2011.  ARC currently has a NYMEX equivalent fixed price contract at $5.00 per mmbtu for 2012.

ARC's third quarter unrealized MTM gain of $138.3 million on commodity hedging contracts was due primarily to a reduction in crude oil forward prices as at September 30, 2011 compared to the previous quarter. The actual future cash settlements under the commodity hedge contracts will differ from the current unrealized MTM value with changes in commodity prices in future periods.

OPERATIONAL REVIEW

During the third quarter of 2011 ARC spent $229.3 million on drilling, facilities, optimization and exploration activities and the purchase of crown lands.  ARC drilled 49 gross (46 net) operated wells comprising 42 gross (39 net) oil wells and seven gross (seven net) natural gas wells with a 100 per cent success rate in the third quarter.   This brings the total wells drilled for the first nine months of 2011 to 87 gross (79 net) oil wells and 29 gross (29 net) natural gas wells with a 100 per cent success rate.  Oil and liquids-rich natural gas wells represented 74 per cent of total wells drilled in the first nine months of 2011, reflecting ARC's strategy to capitalize on the strength of oil prices through acceleration of oil and liquids projects in 2011.

Third quarter production of 85,178 boe per day increased 10 per cent relative to the third quarter of 2010, and was three per cent higher than the second quarter of 2011.   Third quarter production comprised 64 per cent natural gas and 36 per cent crude oil and liquids.  Higher natural gas production was attributed to the start-up of the 60 mmcf per day Dawson Phase 2 gas plant in the second quarter of 2011.

Capital expenditures increased in the third quarter after being constrained by flooding in Manitoba and Saskatchewan and forest fires in Alberta during the second quarter.  All production in the affected areas was back on-stream for the entire third quarter.

Dawson

Production from the Dawson property in the Montney region of northeast British Columbia averaged 154 mmcf per day of natural gas in the third quarter, up 48 per cent from 104 mmcf per day in the third quarter of 2010.  With the start up of the Phase 2 gas plant in the second quarter of 2011, ARC's Dawson operated gas plant processing capacity increased to 120 mmcf per day, bringing total capacity to 165 mmcf per day including 45 mmcf per day of third-party processing capacity.

ARC's Dawson property continues to outperform expectations with individual well production remaining flat at a restricted rate of five mmcf per day for longer than expected.  This has resulted in an inventory of 18 horizontal wells that are currently completed but are not on production as all facilities are operating at capacity.  ARC will utilize this well inventory to maintain production at 165 mmcf per day in 2012, without additional horizontal drilling.

West Montney

ARC's West Montney region includes the Sunrise, Septimus and Sundown properties.  In the first nine months of 2011, ARC drilled two horizontal wells and one vertical acid gas disposal well in anticipation of the Phase 1 Sunrise gas plant.  Third quarter production averaged 10 mmcf per day of natural gas from the Sunrise area, up 54 per cent from the second quarter of 2011, with production coming from three different zones in the Montney.   ARC brought on 15 mmcf per day of operated natural gas production through a third party facility late in the third quarter and exited the quarter with production of 22 mmcf per day.  This production will aid in establishing an important production type curve for development of the Sunrise property.

ARC has received approval from the British Columbia Oil and Gas Commission to construct two, 60 mmcf per day gas plants at Sunrise.  Current plans target the first 60 mmcf per day of capacity to be on-stream in the fourth quarter of 2013.

Parkland

Parkland is a liquids-rich area with third quarter 2011 production averaging 8,150 boe per day composed of 43 mmcf per day of natural gas and 1,025 barrels per day of natural gas liquids.  Third quarter production was up eight per cent relative to the second quarter of 2011 as production returned to normal levels following a third party plant turnaround in the second quarter of 2011.

ARC drilled three horizontal, liquids-rich natural gas wells at Parkland during the third quarter.  One horizontal well was drilled and completed into a lower section of the Upper Montney.  ARC anticipates this placement will not communicate with the upper section of the Upper Montney; if no interference is observed, development of this portion of the reservoir could result in additional locations and incremental reserve recovery.   Two horizontal wells were drilled in the liquids-rich Tower area.  Test results from the first two wells were encouraging, and work is being done to tie the wells in so as to determine the productive potential of this area.  The first wells are expected to be on production by year-end 2011.

ARC will continue to focus on further testing of the productive capacity in the liquids-rich Tower area and evaluate plans for facility expansion in the area for 2012 and 2013.

Attachie

ARC holds a prospective land base of 110 gross (110 net) sections in the Attachie property located northwest of Dawson.  Currently there are no booked reserves or production at Attachie.

The first horizontal well at Attachie, completed in the second quarter, achieved a stabilized test production rate of 10 mmcf per day (30 barrels per mmcf of liquids) at a pressure of nine MPa.  ARC will complete and test two additional horizontal wells in the fourth quarter to further delineate the potential at Attachie.  Additionally, ARC will continue to collaborate with third parties regarding options for commercial development and infrastructure requirements for this new play.

Ante Creek

Third quarter production averaged 7,400 boe per day (49 per cent light crude oil and natural gas liquids, 51 per cent natural gas) at Ante Creek.  The first five horizontal Montney oil wells drilled at Ante Creek in 2011 have averaged 30 day initial production rates of 420 boe per day compared to average rates of 100 boe per day for vertical wells.  Given the favorable results from horizontal drilling, ARC believes that the Ante Creek property will provide a significant near-term growth opportunity with continued drilling and expansion of facility capacity.

During the third quarter, ARC drilled six horizontal oil wells into the Montney formation.  To the end of the third quarter 2011, ARC has drilled 11 horizontal Montney oil wells at Ante Creek and completed seven wells with the remaining four wells to be completed by the end of 2011.

Construction of the new 30 mmcf per day gas plant continued in the third quarter.  Major lease and road construction, including installation of approximately 20 per cent of major equipment and structural components, was completed.  The plant is on schedule for start-up late in the first quarter of 2012 and is on budget with an expected total cost of $40 million.

ARC plans to drill eight horizontal Montney oil wells and continue with construction of the gas plant in the fourth quarter of 2011.  ARC's fourth quarter Ante Creek drilling program was expanded as a result of favorable drilling results seen to date.  ARC expects to grow liquids production to approximately 5,800 barrels per day and to increase total production at Ante Creek to approximately 12,000 boe per day through the course of 2012.

Pembina

ARC is the second largest operator in the Pembina area, operating approximately 25 per cent of the Pembina oil field with an average 65 per cent working interest in 166 gross sections (126 net sections).  Third quarter production averaged 10,200 boe per day and comprised approximately 70 per cent light crude oil and liquids and 30 per cent natural gas, an increase of nine per cent from production of 9,400 boe per day in the comparable period of 2010.  During the third quarter, ARC drilled 13 gross horizontal wells into the Cardium formation, bringing the total wells drilled in the first nine months of 2011 to 27 gross horizontal Cardium wells, 20 of which were completed and on-stream at the end of the third quarter.

ARC is pleased with results to date, with third month production average of 180 boe per day for its recent wells. Due to the areal extent of the field and the geologic complexity of the reservoir, each location needs to be evaluated individually.  ARC will continue to evaluate this field in order to gain a better understanding of where the horizontal completion technology can be most effectively applied.

ARC plans to drill 10 gross horizontal Cardium locations in the fourth quarter to further develop this reservoir.  ARC acquired a gas plant during the second quarter to alleviate solution gas handling constraints at Pembina.  In addition, extensive work is also planned on waterflood management to optimize reservoir recoveries.

Southeast Saskatchewan and Manitoba

Southeast Saskatchewan and Manitoba was the hardest hit area as a result of the flooding in the second quarter.  All production was back on-stream and capital programs resumed over the course of the third quarter.   ARC contracted two additional drilling rigs during the third quarter in an effort to complete its original full year capital program following the delays in the second quarter.   In the first nine months of 2011, ARC drilled 27 wells in this area; 19 wells were brought on-stream and eight wells will be completed in the fourth quarter of 2011.

The Goodlands property in Manitoba, provides some of the best drilling economics in ARC's portfolio due to the high netback, light crude oil.  Third quarter production averaged 980 boe per day of light crude oil as production returned to normal levels following second quarter downtime and delays in execution of capital programs.  ARC drilled 10 Goodlands oil wells during the third quarter, which will be completed in the fourth quarter.

ARC plans to drill 10 gross oil wells in southeast Saskatchewan and seven gross oil wells at Goodlands in the fourth quarter of 2011. A facility expansion at Goodlands is planned for the fourth quarter of 2011 to add oil capacity in response to active drilling programs in 2011 and 2012.

DIVIDENDS

ARC paid dividends totaling $0.30 per share for the second quarter of 2011 and $0.90 per share for the first nine months of 2011.  The Board of Directors has confirmed a dividend of $0.10 per share for October 2011, payable on November 15, 2011, and has conditionally declared a monthly dividend of $0.10 per share for November 2011, December 2011 and January 2012, targeting a total dividend of $0.30 per share for the fourth quarter of 2011.  The dividends have been designated as eligible dividends under the Income Tax Act (Canada) and are payable as follows:

Ex-dividend date	Record date	Payment date	Per share amount
October 27, 2011	October 29, 2011	November 15, 2011	$0.10 (1)
November 28, 2011	November 30, 2011	December 15, 2011	$0.10 (2)
December 28, 2011	December 30, 2011	January 16, 2012	$0.10 (2)
January 27, 2012	January 31, 2012	February 15, 2012	$0.10 (2)
(1)     Confirmed on October 17, 2011.

(2)     Conditionally declared, subject to confirmation by news release and further resolution by the Board of Directors.

The declaration of the dividends is conditional upon confirmation by news release and is subject to any further resolution of the Board of Directors.  Dividends are subject to change in accordance with ARC's dividend policy depending on a variety of factors and conditions existing from time-to-time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating costs, royalty burdens, foreign exchange rates and the satisfaction of solvency tests imposed by the Business Corporations Act (Alberta) for the declaration and payment of dividends.

OUTLOOK

The pillar of ARC's business strategy is "risk-managed value creation".  ARC's goal is to transform this value into shareholder returns through regular dividends and anticipated capital appreciation relating to future growth.  ARC received approval from the Board of Directors to increase its 2011 capital expenditure budget to $730 million from the previous level of $690 million.  The $40 million increase in 2011 capital expenditures is attributed to approximately $27 million of previously unbudgeted crown land purchases and the acceleration of certain oil and liquids projects that were originally planned for 2012.

ARC's 2011 capital program includes the drilling of 166 gross (156 net) wells on operated properties and 83 gross (10 net) non-operated wells are expected to be drilled by partners.  ARC has a balanced portfolio of high-quality assets with current production of approximately 60 per cent natural gas and 40 per cent crude oil and natural gas liquids.  The mix of liquids and natural gas in ARC's portfolio has enabled ARC to respond to the prolonged, low natural gas price environment effectively by redirecting a portion of capital to oil and liquids projects that generate significant returns and cash flow relative to near-term dry natural gas projects.

Given the strong outlook for crude oil prices, a significant portion of ARC's 2011 capital program has been allocated to oil and liquids projects, which will account for approximately 91 per cent of operated wells to be drilled in 2011.  Ante Creek, Pembina and Goodlands will see significant oil drilling activity in 2011 as well as the construction of a new gas processing facility at Ante Creek to address current capacity constraints.  ARC will continue to assess the liquids potential of the Montney at Parkland.

Despite continued low natural gas prices, ARC's Montney natural gas economics support staged development of this area at current natural gas prices.  With the completion of the Phase 2 Dawson gas plant in the second quarter, ARC's operated processing capacity in Dawson doubled to 120 mmcf per day. Plans for two 60 mmcf per day gas plants at Sunrise will further expand capacity and set the stage for long-term growth in this area over the next two to five years.

ARC expects the fourth quarter to be very active and plans to spend approximately $200 million and drill 166 gross (156 net) operated wells.  ARC believes that full year 2011 production volumes will average 82,000 - 83,000 boe per day and expects exit 2011 production to be greater than 90,000 boe per day.  ARC's full year production guidance was revised to 82,000 - 83,000 boe per day from previous guidance of 80,000 - 85,000 boe per day and 2011 capital expenditure guidance was increased to $730 million, previously $690 million.  All other 2011 guidance estimates are unchanged and are summarized in the following table.

	2011 Guidance	2011 YTD Actual	% Variance
Production (boe/d) (1)	82,000 - 83,000	80,517	(2)
Expenses ($/boe):
Operating	9.40 - 9.70	9.81	(1)
Transportation	1.10 - 1.20	1.20	-
General and administrative (2)	2.50 - 2.70	2.80	(4)
Interest	1.25 - 1.40	1.35	-
Capital expenditures ($ millions) (3)	730	531	-
Weighted average and diluted shares (millions) (4)	286	286	-

(1)	Revised from previous guidance of 80,000 - 85,000 boe per day.
(2)
The 2011 Guidance for general and administrative cost per boe is based on a range of $1.90 - $2.05 prior to the recognition of any expense associated with ARC's long-term incentive plan, $0.60-$0.65 per boe associated with cash payments under ARC's long-term incentive plan and nil per boe associated with accrued compensation under ARC's long-term incentive plan.  Actual per boe costs for each of these components for the nine months ended September 30, 2011 were $1.91 per boe, $0.92 per boe and a recovery of ($0.04) per boe, respectively.

(3)	ARC's 2011 guidance for capital expenditures was increased to $730 million from previous guidance of $690 million.
(4)	Based on weighted average shares plus the dilutive impact of share options outstanding during the period.

Variances from full year guidance at the end of the third quarter are timing related; ARC expects that full year 2011 results will match guidance estimates.

CORPORATE TAX LEGISLATION

On October 3, 2011 the finance minister tabled a notice of ways and means motion to implement tax measures outlined in the 2011 budget (Bill C-13) which included the proposal to eliminate the ability of a corporation to defer income as a result of timing differences in the year-end of the corporation and of any partnership of which it is a member.  Bill C-13 has been through the second reading and has now been referred to the standing committee on finance and is expected to be passed into law in the near future.  ARC's oil and natural gas properties are directly owned and operated by ARC Resources General Partnership, which has a January 31 year-end.   ARC expects that it would be taxable in 2012 instead of 2013 as a result of the loss of the deferral on partnership income.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Effective January 1, 2011 all Canadian publicly accountable enterprises are required to prepare their financial statements in accordance with International Financial Reporting Standards ("IFRS"). ARC has prepared its unaudited Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2011 under IFRS and has restated its unaudited Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2010 to comply with IFRS.  For further information on ARC's transition to IFRS and a reconciliation of its affected financial information for the three and nine months ended September 30, 2010, please refer to Note 16, "Explanation of Transition to International Financial Reporting Standards" in the unaudited Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2011 and 2010 filed on SEDAR at www.sedar.com.

Forward-looking Information and Statements

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "strategy" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: guidance as to the 2012 budget and capital expenditure program and plans relating to the construction of gas plants at Ante Creek and Sunrise under the heading "Financial and Operational Highlights" plans relating to the financing of its 2011 and 2012 capital programs under the heading "Debt Management" various plans, forecasts and estimates as to drilling operations and completions, production estimates, timing of building and completion of gas plants and other operational forecasts under the heading "Operational Review", and all matters including 2011 guidance under the heading "Outlook".

The forward-looking information and statements contained in this news release reflect material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and Funds from operations to fund its planned expenditures. ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's public disclosure documents (including, without limitation, those risks identified in this news release and in ARC's Annual Information Form).

The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

ARC Resources Ltd. ("ARC") is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $8 billion.  ARC expects 2011 oil and gas production to average 82,000 to 83,000 barrels of oil equivalent per day from its properties in western Canada.  ARC's Common Shares trade on the TSX under the symbol ARX.

ARC RESOURCES LTD.

John P. Dielwart,

Chief Executive Officer

%CIK: 0001029509

For further information:
For further information about ARC Resources Ltd., please visit our website
www.arcresources.com
or contact:
Investor Relations, E-mail: ir@arcresources.com
Telephone: (403) 503-8600    Fax:  (403) 509-6427
Toll Free 1-888-272-4900
ARC Resources Ltd.
Suite 1200, 308 - 4th Avenue S.W.
Calgary, AB  T2P 0H7

CO: ARC Resources Ltd.

CNW 18:02e 02-NOV-11